Goodwin Procter LLP Counsellors at Law 901 New York Avenue, N.W. Washington, D.C. 20001	T: 202.346.4000 F: 202.346.4444 goodwinprocter.com

January 25, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Sally Samuel

Re:	Columbia Funds Variable Insurance Trust I (the “Trust”)
File Nos. 333-40265; 811-08481

Dear Ms. Samuel:

We are writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a telephone conversation on December 30, 2009 with respect to the preliminary proxy statement (the “Proxy Statement”) for Columbia Funds Variable Insurance Trust I (the “Registrant”) filed with the Commission on December 23, 2009 pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934.

For convenience of reference, we have set forth each of the Staff’s comments below, each of which is followed by our response. Capitalized terms used in this letter without definition have the same meanings given to them in the Proxy Statement unless otherwise indicated.

Prospectus

1.	Comment: Please clarify that no Fund will have a higher contractual investment advisory fee rate or contractual administrative fee rate under the Proposed Advisory Agreement and the new administrative services agreement than it currently has under its Current Advisory Agreement and current administration agreement.

Response: As set forth in the Proxy Statement, the Registrant confirms that the separate and aggregate advisory and administrative fee rates under the Proposed Advisory Agreement and the new administrative services agreement are identical to the separate and aggregate advisory and administrative fee rates currently paid by each Fund to Columbia. Please refer to the disclosure in the following sections of the Proxy Statement: “Questions and Answers – How will these proposals affect my investment” and “General Overview – Board Considerations Regarding Approval of the Proposed Advisory Agreement and Proposed Subadvisory Agreements – Investment Advisory and Subadvisory Fee Rates and Other Expenses.”

Securities and Exchange Commission

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In addition to this confirmation, in order to clarify that administrative fee rates will not change as a result of the Closing, the Registrant has modified the following sentences, which appear both in “Questions and Answers – What other actions are contemplated as part of the Transaction?” and in “General Overview – Other Actions Contemplated by the Transaction.” New language is underlined:

It is expected that RiverSource will serve as administrator of the Funds under a new administrative services agreement with fee rates that are identical to those of the current administration agreement. The total scope of services under the new administrative services agreement together with the Proposed Advisory Agreement is substantially the same as that of the current administration agreement together with each Current Advisory Agreement.

The following sentence, which appears in “Questions and Answers – How will these proposals affect my investment”, has also been modified for enhanced clarity.

The fee rates currently payable by your Fund in respect of advisory and administrative services are identical to those payable under the Proposed Advisory Agreement and the new administrative services agreement.

2.	Comment: With respect to the section entitled “Proposal 1 – Approve a New Investment Management Services Agreement – Description of the Proposed and Current Advisory Agreements – Administrative Services”, the last sentence of the second paragraph, which provides that “[a]lthough RiverSource has not proposed any such increase, RiverSource has indicated that it reserves its rights to propose such an increase to the Board in the future”, should be italicized.

Response: The requested change has been made.

3.	Comment: With respect to the section entitled “Proposal 1 – Approve a New Investment Management Services Agreement – Description of the Proposed and Current Advisory Agreements – Fees”, please indicate that the Funds’ current voluntary expense limitation and waiver arrangements can be revised or discontinued at any time. Please disclose the duration of the Funds’ current contractual waiver arrangements, which RiverSource has committed to maintain under their current terms.

Response: The Registrant has added disclosure to the effect that voluntary waivers may be revised or discontinued at any time. The Registrant has not added specific statements of the duration of the contractual waiver arrangements as it believes the existing cross-reference to the duration being stated in the Funds’ current prospectuses provides ample information alerting investors to the fact that these waivers do have a finite duration and to the location of the duration information so that those who wish to access such information can do so. The Registrant also notes that Schedule 14A does not dictate that these dates be set forth in the proxy statement itself.

Securities and Exchange Commission

Via EDGAR

4.	Comment: With respect to the section entitled “General Overview – Covenants Regarding Certain Conditions Under the 1940 Act”, please clarify that the provisions of Section 15(f) of the Investment Company Act of 1940 (“Section 15(f)”) apply and are not satisfied by “best efforts” alone.

Response: The Proxy Statement includes disclosures regarding certain Transaction covenants that are designed to give shareholders important contextual information regarding the Transaction (see, for example, “General Overview – Other Actions Contemplated by the Transaction” and “General Overview – Conditions to Closing and Effectiveness of the Proposals”), even though shareholders are not being asked to vote on the Transaction. The referenced paragraph may have been inadvertently confusing in that it sought to inform readers both about the provisions of Section 15(f) and the Transaction covenants that relate thereto. These Transaction covenants are described elsewhere in the proxy statement and the Registrant determined that it was redundant, unnecessary and potentially confusing, to also describe them in this paragraph. Accordingly, the description of the contractual covenants has been removed from this section, while the description of the provisions of Section 15(f) itself has been retained.

5.	Comment: With respect to the sections entitled “Proposal 1 – Approve a New Investment Management Services Agreement – Description of the Proposed and Current Advisory Agreements” and “Proposal 2 – Approve New Subadvisory Agreements – Description of the Proposed and Current Subadvisory Agreements”, please delete the statement that the description of the agreements is qualified by reference to the actual agreements.

Response: The requested change has been made. The referenced language has been replaced by an additional cross-reference to the Proposed Advisory and Subadvisory Agreements, which are included in Appendix F.

6.	Comment: Please add the disclosure required by Item 22(c)(3) of Schedule 14A with respect to the parents of the proposed investment adviser.

Response: The requested change has been made.

7.	Comment: Please confirm that the most recent practicable date is being used for the disclosure of the Registrant’s Trustee/Nominee ownership of Fund shares in Appendix I.

Securities and Exchange Commission

Via EDGAR

Response: The Registrant confirms that the most recent practicable date is being used for the disclosure of Trustee/Nominee ownership of Fund shares.

8.	Comment: Please clarify the disclosure in the Proxy Statement regarding the insurance companies’ intention to vote their shares in proportion to the voting instructions received.

Response: The relevant sections of the Proxy Statement, including those pertaining to quorum and minimum vote requirements for passage, have been revised in response to this comment.

9.	Comment: Please clarify the disclosure in the Proxy Statement regarding the circumstances in which an insurance company could disregard a contract owner’s voting instruction.

Response: The relevant sections of the Proxy Statement have been revised to delete the reference to circumstances in which an insurance company may disregard such instructions. The Registrant does not believe such circumstances are present here.

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The Registrant further acknowledges that it has reviewed comments from the Staff on the preliminary proxy statement for Columbia Funds Variable Insurance Trust (“CFVIT”) filed with the Commission on December 18, 2009. Such comments were provided telephonically by Alison White on December 24, 2009. The Registrant has considered and addressed such comments in a manner consistent with the comment and response letter filed by CFVIT on January 25, 2010 in connection with its definitive proxy statement.

The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Proxy Statement. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement. The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address the comments. Should you have any further questions or comments or require additional information, please do not hesitate to contact me at 202-346-4530.

Sincerely,

/s/ Marco E. Adelfio

Marco E. Adelfio

cc:	Peter T. Fariel, Esq.
Robert M. Kurucza, Esq.